EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[______ __, 20__]

Dear Member:

Partners Group Private Equity (Master Fund), LLC (the “Fund”) has received and accepted for purchase your tender of all or a part of your limited liability company interest in the Fund (your “Interest”).

Because you have tendered and the Fund has purchased all or a part of your Interest, you are entitled to receive an initial payment in an amount equal to at least 95% of the value of the purchased Interest based on the unaudited value of the Fund as of December 31, 2011, in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than January 16, 2012, unless the repurchase date of the Interests in the Fund has changed.

A post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2012.

If you are tendering only a portion of your Interest, you remain a Member of the Fund with respect to the portion of your Interest that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (888) 977-9790.

Sincerely,

Partners Group Private Equity (Master Fund), LLC